SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2003

BVR TECHNOLOGIES LTD.

1 Azrieli Center
Tel Aviv, 67021
Israel

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__	Form 40-F ______

             Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______	No __X__

            If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

BVR Technologies Ltd. Announces Q3/2002 Financial Results

Tel-Aviv, Israel, January 13, 2003 - BVR Technologies Ltd. (NASDAQ: BVRT), today announced financial results for the three months ended September 30, 2002. BVR Technologies Ltd. is a management hi-tech company with three affiliated companies: Coresma Ltd., a 37% owned affiliate, BrightCom Technologies Ltd., a 32% owned affiliate, and Unisfair Inc., a 41% owned affiliate.

Financial Highlights of BVR

BVR's net loss for the three months ended September 30, 2002 was $1.06 million compared to a net loss of $1.59 million for the corresponding quarter of 2001. Basic loss per share for the three months ended September 30, 2002 was $0.11 compared to the basic loss per share of $0.16 for the third quarter of 2001.

The net loss for the three months ended September 30, 2002 was affected by BVR's equity share in the losses of three of its affiliates that amounted to $0.94 million, compared to $1.49 million loss in the corresponding quarter of 2001. The losses in the third quarter of 2002 were affected primarily by BVR's share in Unisfair loss and impairment of $0.3 million and in BrightCom loss of $0.57 million.

Commenting on the results, Mr. Yaron Sheinman, Chairman & CEO of BVR said: "We continue to implement our plans to distribute tangible assets to our shareholders and have announced, with that respect, the planned distribution of a cash dividend in January 2003. We will continue to look for additional ways to materialize and distribute further assets to our shareholders" concluded Sheinman.

For further information on our affiliates please visit our website: www.bvrtech.com

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the current expectations of the management of BVR Technologies only, and are subject to risk and uncertainties, changes in technology and market requirements, decline in demand for BVR's affiliates' products, inability to timely develop and introduce new technologies, products and applications, loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of BVR to differ materially from those contemplated in such forward-looking statements. BVR Technologies undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting BVR, reference is made to BVR's reports filed from time to time with the Securities and Exchange Commission.

Contacts: Yaron Sheinman - Chairman & CEO
Tel. 972-3-6966060
Fax 972-3-6966062
Email: yaron@bvrtech.com

FINANCIAL TABLES FOLLOW

BVR TECHNOLOGIES LTD. SELECTED FINANCIAL DATA

Consolidated Statements of Operations: (US$ in thousands):

                                    3 Months Ended       3 Months Ended          Year Ended
                                      30.9.2002            30.9.2001             31.12.2001
                                      Unaudited            Unaudited               Audited

Revenues                                   18                    67                   267

General and                                97                   193                   994
administrative expenses

Operating loss                           (106)                 (176)                 (933)

Financial income net                       52                    74                   476

Other loss net                            (73)                    -                (2,193)

Equity losses from                       (938)               (1,494)               (2,576)
affiliates

Loss from discontinued                      -                     8                (7,672)
operation

Net loss                               (1,065)               (1,588)              (13,101)

Basic loss per share from:  (US $)         3 Months Ended                  3 Months Ended
                                              30.9.2002                       30.9.2001
                                              Unaudited                       Unaudited

Continued operation                             (0.11)                          (0.16)

Discontinued operation                              -                               -

Net loss per share                              (0.11)                          (0.16)

Weighted average number of                      9,717                           9,717
ordinary shares outstanding
(in thousands)

Consolidated Balance Sheet Data: (US$ in thousands)

                                          September 30, 2002              December 31, 2001
                                              Unaudited                        Audited

Total assets                                    5,333                          10,139

Shareholders' equity                            4,770                           9,193

Cash and Cash Equivalents                       2,871                           3,778

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BVR TECHNOLOGIES LTD. By: ___________/s/___________ Yaron Sheinman Chairman of the Board of Directors

Date: January 15, 2003